                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          Date of Report: May 17, 2002

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                                6500 River Road
                              Richmond, BC, Canada
                                    V6X 4G5
                                 (604) 273 7564

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                 Form 20-F [ ]                    Form 40-F [X]

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

                 Yes [ ]                          No [X]

ITEM 5.  OTHER EVENTS

C. Russell Cmolik, President and Chief Operating Officer of Ritchie Bros. and a key member of the Company's management team for over 25 years, will be stepping down from the position of President and Chief Operating Officer of the Corporation on July 1, 2002 and will be retiring from the Company on August 31, 2002. Russ remains a member of the Board of Directors and intends to maintain a significant ownership position in the Company.

Several members of Ritchie Bros. current senior management team will assume new responsibilities effective July 1, 2002.

David E. Ritchie remains Chairman and CEO. Dave has been with the Company since founding it with his brothers in the 1950s.

Randall J. Wall will assume the position of President and Chief Operating Officer and will report to Dave Ritchie. Randy, age 42, has been with Ritchie Bros. for 13 years and has held numerous head office and field management positions with the Company, including Manager of Auction Site Development, Manager of Training, Territory Manager (front line sales representative), and three years based in Europe as Managing Director of European and Middle Eastern Operations. He is currently Senior Vice President responsible for the Company's operations in Europe, the Middle East, Africa and the Eastern half of North America. Randy is a Chartered Accountant and worked with predecessor firms of KPMG before joining Ritchie Bros. in 1988.

Peter J. Blake, age 40, will be promoted to Senior Vice President and will retain his position as Chief Financial Officer. He will report to Randy Wall. Peter, a Chartered Accountant, has been with Ritchie Bros. for 11 years and has been a Director of the Company for the past 4 years.

Robert K. Mackay, currently Senior Vice President responsible for the Company's operations in Asia, Australia, South America and the Western half of North America, will be promoted to the position of Executive Vice President and will report to Randy Wall. Rob is 46 years old and has been with Ritchie Bros. for 17 years.

Roger W. Rummel, currently Vice President - Southwest US and Mexico Divisions, will be promoted to Senior Vice President and will report to Rob Mackay. Roger, age 54, was one of the partners of Ritchie Bros. prior to the Company's initial public offering and has been with the Company for 20 years. He is based at the Company's Phoenix, AZ auction facility.

Robert K. Whitsit, currently Vice President - Southeast US Division, will be promoted to Senior Vice President and will report to Randy Wall. Rob was President of Forke Brothers prior to the acquisition of that auction company by Ritchie Bros. in 1999. His combined experience in the industrial auction business spans 24 years. Rob is age 57 and is based at the Company's Atlanta, GA auction facility.

Together, these six senior managers will form the Ritchie Bros. Executive Committee.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

Listed below is the exhibit filed as part of this report.

      (c)     EXHIBIT NO.            DESCRIPTION
              -----------            -----------
                 99.1               Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              RITCHIE BROS. AUCTIONEERS INCORPORATED

Date May 17, 2002            By/S/Robert S. Armstrong
                                  Robert S. Armstrong, Corporate Secretary